Filed pursuant to Rule 424(b)(7)
File nos. 333-147438 and 333-147438-01
PROSPECTUS SUPPLEMENT NO. 3
TO PROSPECTUS DATED NOVEMBER 15, 2007
Countrywide Financial Corporation
$2,000,000,000 Series A Floating Rate Convertible Senior Debentures Due 2037
$2,000,000,000 Series B Floating Rate Convertible Senior Debentures Due 2037
Fully and Unconditionally Guaranteed by
Countrywide Home Loans, Inc.

     This prospectus supplement no. 3 supplements our prospectus dated November 15, 2007, as it has previously been supplemented and amended, relating to the offer and resale by certain of our securityholders of up to $2,000,000,000 aggregate principal amount of our Series A Floating Rate Convertible Senior Debentures Due 2037 (the “Series A Debentures”) and $2,000,000,000 aggregate principal amount of our Series B Floating Rate Convertible Senior Debentures Due 2037 (the “Series B Debentures” and, together with the Series A Debentures, the “Debentures”), the guarantees of the Debentures and shares of our common stock issuable upon conversion of the Debentures. We will not receive any of the proceeds from the sale of the Debentures or shares of common stock issuable upon conversion of the Debentures by any of the selling securityholders.
     This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus as previously supplemented, except to the extent information in this prospectus supplement supersedes any information contained in the prospectus, as previously supplemented.
     Investing in the Debentures and common stock issuable on conversion of the Debentures involves risks. See “Risk Factors” beginning on page 7 of the prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 14, 2008.

Selling Securityholders
     The information appearing in the table below supplements and amends, as of the date hereof, the information in the table appearing under the heading “Selling Securityholders” in the prospectus and, where the name of a selling securityholder identified in the table below also appears in the table in the prospectus, or in a previous supplement, the information set forth below regarding such selling securityholder supersedes the information in the prospectus. The information appearing in the table below is qualified by reference to, and must be read in conjunction with, the text and information appearing under the heading “Selling Securityholders” in the prospectus.
     Except as indicated below, none of these selling securityholders has had within the past three years any material relationship with us or any of our predecessors or affiliates. The information is based on information provided by or on behalf of these selling securityholders to us in a selling securityholder questionnaire and is as of the date specified by these selling securityholders in such questionnaires.

					Common
	Principal	Principal			Stock
	Amount of	Amount of	Common		Beneficially
	Series A	Series B	Stock	Common	Owned After
	Debentures	Debentures	Beneficially	Stock Offered	the Offering
Selling Securityholder (1)	Offered(2)	Offered(2)	Owned (3)(4)	(2)(4)	(2)(4)(5)
BCM Market Neutral Fund PLC(7)	$1,000,000	—	38,146	19,073	19,073
Brencourt Credit Opportunities Master(8)	510,000	—	9,727	9,727	0
Brencourt Multi-Strategy Enhanced Dedicated(8)	100,000	—	1,907	1,907	0
Carlyle Multi-Strategy Master Fund, Ltd.	—	$16,600,600	283,875	283,875	0
Citigroup Global Markets Inc.(6)(9)	500,000	111,642,000	1,918,648	1,918,648	0
DBAG London	132,740,000	—	2,531,803	2,531,803	0
Elite Classic Convertible Arbitrage Ltd.(10)	2,100,000	2,200,000	77,675	77,675	0
Globersel BCM Convertible(7)	3,000,000	—	57,220	57,220	0
Lyxor/Acuity Fund Ltd.(6)	3,800,000	—	72,479	72,479	0
Man Mac Schreckhorn 14B Ltd(8)	320,000	—	6,103	6,103	0
Merrill Lynch, Pierce, Fenner & Smith Inc.(6)	10,000,000	—	190,734	190,734	0
Partners Group Yellow Kappa Cell(8)	70,000	—	1,335	1,335	0
Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio(11)	—	14,800,000	253,084	253,084	0
Waterstone Market Neutral MAC51 Fund, Ltd.(12)	—	115,154,000	2,011,919	1,969,168	42,751
Waterstone Market Neutral Master Fund, Ltd.(12)	—	208,846,000	3,571,329	3,571,329	0
(1)	Information regarding the selling securityholders may change from time to time. Any such changed information will be set forth in supplements to this prospectus if required.

(2)	Assumes offer and sale of all Debentures and shares of common stock issuable upon conversion of the Debentures, although selling securityholders are not obligated to sell any Debentures or shares of common stock.

(3)	In addition to shares of common stock issuable upon conversion of the Debentures as described in note (4), also includes shares of common stock identified to us by the selling securityholder as owned by it.

(4)	Assumes for each $1,000 in principal amount of Series A Debentures that 19.0734 shares of common stock could be received upon conversion, and for each $1,000 in principal amount of Series B Debentures that 17.1003 shares of common stock could be received upon conversion. These conversion rates are subject to adjustment as described in the prospectus under “Description of the Debentures—Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the Debentures may increase or decrease in the future. Excludes shares of common stock that may be issued by us upon the conversion of the Debentures as described in the prospectus under “Description of the Debentures—Payment upon Conversion—Make-Whole Amount and Adjustments for Conversion After a Public Acquirer Change of Control.” In addition, excludes fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from the conversion of the Debentures, as described in the prospectus under “Description of the Debentures—Payment upon Conversion.”

(5)	Based on 578,434,243 shares of common stock outstanding as of December 31, 2007, no identified selling securityholder would own 1% or more of our common stock after an offering and sale of all shares issuable upon conversion of the Debentures. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s Debentures, but we did not assume conversion of any other holder’s Debentures.

(6)	This selling securityholder is, or is an affiliate of, a registered broker-dealer and has represented to us that the Debentures and underlying shares of common stock held by it were purchased in the ordinary course of business and that at the time of purchase, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the Debentures held by it or the common stock issuable upon conversion of the Debentures held by it.
(7)	Andrea Brignone, Carlo Michienzi, Matteo Pusineri and Randol Curtis may each be deemed to exercise dispositive power or investment control over the securities stated as beneficially owned by this selling securityholder.

(8)	Brencourt Advisors LLC is the investment adviser for this selling securityholder and may be deemed to exercise dispositive power or investment control over the securities stated as beneficially owned by this selling securityholder.

(9)	This selling securityholder was one of the initial purchasers in the initial offering of the Debentures.

(10)	Nathanial Brown and Robert Richardson may each be deemed to exercise dispositive power or investment control over the securities stated as beneficially owned by this selling securityholder.

(11)	Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Segregated Portfolio. RGC Capital Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for an on behalf of the Class A Segregated Portfolio.

(12)	Shawn Bergerson may be deemed to exercise dispositive power or investment control over the securities stated as beneficially owned by this selling securityholder.

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